SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                The Chicago Dock and Canal Trust
    _______________________________________________________
                        (Name of Issuer)

             Common Shares of Beneficial Interest,
                     no par value per share
    _______________________________________________________
                 (Title of Class of Securities)

                           167339100
    _______________________________________________________
                         (CUSIP Number)


                        James Pasquarelli
          Halcyon/Alan B. Slifka Management Company LLC
                  477 Madison Avenue, 8th Floor
                      New York, N.Y.  10022
                         (212) 303-9400
    _______________________________________________________
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       December 10, 1996
    _______________________________________________________
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid within this
statement [   ].

CUSIP No. 167339100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Halcyon/Alan B. Slifka Management Company LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          331,900
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      331,900
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     331,900

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.736%

14
TYPE OF REPORTING PERSON:

     OO-IA

                          Page 2 of 17 Pages

CUSIP No. 167339100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Alan B. Slifka and Company, Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          331,900
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      331,900
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     331,900

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.736%

14
TYPE OF REPORTING PERSON:

     CO

                          Page 3 of 17 Pages

CUSIP No. 167339100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Alan B. Slifka
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:         331,900
8   SHARED VOTING POWER           -0-
9   SOLE DISPOSITIVE POWER     331,900
10  SHARED DISPOSITIVE POWER      -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     331,900

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.736%

14
TYPE OF REPORTING PERSON:

     IN

                          Page 4 of 17 Pages

          ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Statement")

relates to the common shares of beneficial interest, no par value per share (the "Shares") of The Chicago Dock and Canal Trust (the

"Issuer"), whose principal executive offices are located at 455

East Illinois Street, Suite 565, Chicago, Illinois.

          ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Halcyon/Alan B. Slifka

Management Company LLC ("Halcyon"), Alan B. Slifka and Company,

Limited ("ABS & Co.") and Alan B. Slifka ("Slifka"), an

individual resident of the State of New York.  Halcyon, ABS & Co.

and Slifka are referred to herein as the "Reporting Persons."

          Halcyon is a limited liability company organized under

the laws of the State of Delaware.  The principal business

address of Halcyon is 477 Madison Avenue, 8th Floor, New York,

New York 10022.  The members of Halcyon are ABS & Co., Slifka,

Herbert S. Adler, John M. Bader, Randolph W. Slifka, and James W.

Sykes (collectively, the "Members").  ABS & Co. is the managing

Member of Halcyon.  ABS & Co. is a corporation organized under the laws of the State of New York and has its principal business address at 477 Madison Avenue, 8th Floor, New York, New York

10022.  Slifka is the sole shareholder of ABS & Co.  Slifka's business address is c/o Alan B. Slifka and Company, Limited, 477

Madison Avenue, New York, New York 10022.  The executive officers and directors of ABS & Co. are Slifka (President and sole

director), James W. Sykes (Vice President) and James Pasquarelli

(Treasurer and Secretary) (the "Instruction C Persons").

          Halcyon's principal business is to act as an investment

manager to its clients, including limited partnerships of which

Halcyon is the general partner.  Each of the Members and

Instruction C Persons has for the past five years held one or more managerial positions at Halcyon and/or ABS & Co. or their predecessors comparable to their present positions at Halcyon and/or ABS & Co.  The business address of the

                       Page 5 of 17 Pages

Members is the business address of Halcyon at the address set forth above and the business address of the Instruction C Persons is c/o Alan B. Slifka & Company, Limited, at the address set forth above.

          During the last five years, none of the Reporting

Persons, Members, or Instruction C Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

decree or final order enjoining future violations of, or

prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER

CONSIDERATION.

          The funds to acquire the Shares acquired by Halcyon on

behalf of its clients, including certain of the limited

partnerships in which Halcyon is the general partner, came from the working capital of such clients.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

          On behalf of certain clients to whom Halcyon provides

investment advice and management services, including clients that are limited partnerships in which Halcyon is the general partner,

Halcyon has acquired the Shares covered by this Statement for investment purposes.  Halcyon intends to evaluate the performance of such Shares as an investment in the ordinary course of its business.  Halcyon may seek to acquire additional Shares or to dispose of some or all of the Shares which it beneficially owns.

Such actions will depend upon a variety of factors, including,

without limitation, current and anticipated future trading prices for such securities, any actions taken by unrelated third parties who have indicated they are seeking control of the Issuer, the financial condition, results of operations and prospects of the

Issuer, alternate investment opportunities, and general economic,

financial market and industry conditions.

                       Page 6 of 17 Pages

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As the investment manager of its clients' funds and the

general partner of certain limited partnerships, Halcyon has sole power to vote and dispose of the Shares; accordingly, as of

December 16, 1996, Halcyon may be deemed to have beneficially owned 331,900 Shares, representing approximately 5.736% of the outstanding Shares, (based upon 5,786,300 Shares outstanding as of  December 13, 1996, as reported in the Issuer's Form 10-Q report for the fiscal quarter ended October 31, 1996).  Halcyon's beneficial ownership of the Shares may be deemed to be attributed to each of ABS & Co. and Slifka, as a result of their respective relationships with Halcyon.

          A list of purchases of the Shares, including the date

of purchase and the purchase prices, effected during the past sixty days by Halcyon is set forth in Attachment A to this

Statement.  All purchases set forth on Attachment A were effected on the NASDAQ.  Except as set forth in Attachment A, no Reporting

Person, Member, or Instruction C Person has effected any

transactions in the Shares during the past sixty days.

          Certain clients of Halcyon, including certain limited

partnerships in which Halcyon is the general partner, have the right to receive dividends or the proceeds of the sales from the

Shares.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO
                    SECURITIES OF THE ISSUER.

          No Reporting Person, Member, or Instruction C Person is

a party to any contract, arrangement, understanding or

relationship with respect to any securities of the Issuer.

                       Page 7 of 17 Pages

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Joint Filing Agreement, dated February 1, 1996,

between Halcyon/Alan B. Slifka Management Company LLC, Alan B.

Slifka and Company, Limited, and Alan B. Slifka.

          (2)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Halcyon/Alan B. Slifka Management Company

LLC.

          (3)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka and Company, Limited.

          (4)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka.






















                       Page 8 of 17 Pages

                          ATTACHMENT A

          ITEM 5(c).     TRANSACTIONS IN THE PAST SIXTY DAYS.



                         Number
                         of Shares       Price
        Trade Date       Purchased       Per Share
        ----------       ---------       ---------
         10/16/96         400            20 13/32
         10/18/96       6,700            20 7/16
         10/18/96       6,200            20 7/16
         10/18/96       1,100            20 7/16
         10/18/96       5,200            20 7/16
         10/23/96       9,800            20 3/8
         10/23/96       9,000            20 3/8
         10/23/96       1,700            20 3/8
         10/23/96       7,400            20 3/8
         10/23/96       8,800            20 7/16
         10/23/96       8,100            20 7/16
         10/23/96       1,500            20 7/16
         10/23/96       6,600            20 7/16
         10/23/96         500            20 5/16
         11/1/96        2,200            20 7/16
         11/1/96        2,000            20 7/16
         11/1/96          400            20 7/16
         11/1/96        1,700            20 7/16
         11/5/96          300            20 7/16
         11/6/96        2,700            20 7/16
         11/6/96        2,500            20 7/16
         11/6/96          400            20 7/16
         11/6/96        2,000            20 7/16
         11/13/96         500            20 5/8
         11/14/96       4,400            20 5/8
         11/14/96       4,000            20 5/8
         11/14/96         800            20 5/8
         11/14/96       3,300            20 5/8
         11/18/96         400            20 5/8
         11/18/96         300            20 5/8
         11/18/96         100            20 5/8
         11/18/96         200            20 5/8
         11/20/96         500            20 5/8
         11/25/96       3,300            20 5/8

                       Page 9 of 17 Pages

                         Number
                         of Shares       Price
        Trade Date       Purchased       Per Share
        ----------       ---------       ---------
         11/25/96       3,100            20 5/8
         11/25/96         500            20 5/8
         11/25/96       2,600            20 5/8
         12/06/96         700            21 3/8
         12/06/96       3,100            21 3/8
         12/06/96         500            21 3/8
         12/06/96         900            21 3/8
         12/06/96         100            21 3/8
         12/06/96         900            21 3/8
         12/06/96         200            21 5/16
         12/06/96         700            21 5/16
         12/06/96         200            21 5/16
         12/06/96         200            21 5/16
         12/06/96         200            21 5/16
         12/09/96       1,500            21 3/8
         12/09/96       1,700            21 3/8
         12/09/96         300            21 3/8
         12/09/96         200            21 3/8
         12/09/96       1,200            21 3/8
         12/10/96       3,000            22 13/16
         12/10/96       3,500            22 13/16
         12/10/96         600            22 13/16
         12/10/96         300            22 13/16
         12/10/96         100            22 13/16
         12/10/96       2,500            22 13/16
         12/10/96       3,000            22 3/4
         12/10/96       3,600            22 3/4
         12/10/96         600            22 3/4
         12/10/96         300            22 3/4
         12/10/96       2,500            22 3/4
         12/10/96       1,000            22 3/8
         12/10/96       1,000            22 5/8
         12/10/96         200            22 5/8
         12/10/96       1,000            22 5/8
         12/10/96       3,000            22 7/16
         12/10/96       3,600            22 7/16
         12/10/96         600            22 7/16
         12/10/96         300            22 7/16
         12/10/96       2,500            22 7/16
         12/10/96       2,000            22 9/16
         12/10/96       2,500            22 9/16
         12/10/96         400            22 9/16
         12/10/96         300            22 9/16

                         Page 10 of 17 Pages

                         Number
                         of Shares       Price
        Trade Date       Purchased       Per Share
        ----------       ---------       ---------
         12/10/96       1,600            22 9/16
         12/11/96         700            22 3/8
         12/11/96       1,000            22 3/8
         12/11/96         600            22 3/8
         12/13/96       1,800            22 3/8
         12/13/96       1,900            22 3/8
         12/13/96         200            22 3/8
         12/13/96       1,400            22 3/8
         12/13/96         200            22 3/8
         12/16/96         200            22 3/8
         12/16/96         200            22 3/8
         12/16/96         100            22 3/8



















                       Page 11 of 17 Pages

                           SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC


                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    December 17, 1996




                              ALAN B. SLIFKA AND COMPANY,
                              LIMITED


                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    December 17, 1996



                              ALAN B. SLIFKA


                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    December 17, 1996


                       Page 12 of 17 Pages

                        INDEX TO EXHIBITS

 Exhibit                    Exhibit                      Page
   No.
 -------                    -------                      ----

   (1)    Joint Filing Agreement dated February 1,
          1996 between Halcyon/Alan B. Slifka
          Management Company LLC, Alan B. Slifka and      14
          Company, Limited, and Alan B. Slifka.

   (2)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Halcyon/Alan       15
          B. Slifka Management Company LLC.

   (3)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Alan B. Slifka     16
          and Company, Limited.

   (4)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Alan B.            17
          Slifka.
































                       Page 13 of 17 Pages